

Mail Stop 3561

July 18, 2016

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

> **Re:** **Entergy Corporation**
> **Entergy Louisiana LLC**
> **Entergy New Orleans, Inc.**
> **Entergy Texas, Inc.**
> **System Energy Resources, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-11299, 001-32718, 001-35747, 001-34360 and 001-09067**

Dear Ms. Mount:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Jennifer Thompson

     Jennifer K. Thompson
     Accounting Branch Chief
     Office of Consumer Products